Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	NephroGenex, Inc. Confidential Draft Registration Statement on Form S-1 Submitted November 8, 2013 CIK No. 0001338095

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 6, 2013 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company initially submitted with the Commission on November 8, 2013 on a confidential basis pursuant to Title 1, Section 106 of the Jumpstart Our Business Startups Act (the “Confidential Submission”). In conjunction with this letter, the Company is making its initial public filing (the “Initial Public Filing”) of such registration statement and making further amendments thereto (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the Initial Public Filing. Page numbers referred to in the responses reference the applicable pages of the Initial Public Filing.

We are providing by overnight delivery to Daniel Greenspan of the Staff five courtesy copies of this letter and the Registration Statement that has been marked to show changes from the initial submission of the Confidential Submission on November 8, 2013.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 2

 General

1.	Comment: Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully submits that it has included additional exhibits to the Initial Public Filing, and will submit or file additional exhibits to the Registration Statement as soon as practicable. The Company acknowledges that the Staff may have further comments upon examination of such exhibits.

2.	Comment: Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully submits that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Initial Public Filing and the other graphics that are presently included in the Initial Public Filing. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus it will provide proofs to the Staff prior to its use.

3.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this response letter, the Company has not relied upon the procedures available to emerging growth companies under Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will furnish any such material to the Staff in connection with future correspondence, if the Company relies upon such section to provide material to qualified institutional buyers or institutional accredited investors.

To date, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company will supplementally provide the Staff with any such research reports should any be published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 3

Prospectus Summary, page 1

4.	Comment: Please briefly expand the description of Pyridorin to explain what type of compound it is, with specific attention to its status as a molecular component of Vitamin B6.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Initial Public Filing.

Risk Factors

“Our insurance policies are expensive...,” page 27

5.	Comment: Please quantify the amount of coverage provided under your general liability insurance and products liability insurance policies in this risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Initial Public Filing.

“The patent positions of biotechnology and pharmaceuticals companies...,” page 28

6.	Comment: We note your statement in this section that others have filed patent applications covering products and technologies that are similar, identical or competitive to yours. Please disclose any specific instances known to you of patent applications that have been filed which are similar, identical or competitive to yours, as well as instances in which another person or entity has a competing claim to your intellectual property, including the nature of any such claim, the intellectual property covered, and the current status of the dispute.

Response: In response to the Staff’s comment, the Company submits that it is not aware of any patent applications that are similar, identical or competitive to the Company’s, nor is it aware of any instances in which other another person or entity has a competing claim to our intellectual property. As such, the Company has revised the disclosure on page 28 of the Initial Public Filing.

7.	Comment: We note your disclosure in this risk factor that you do not possess composition-of-matter protection for your product candidates. Please revise to create a separate risk factor stating this specific risk and describing the effects that lack of composition-of-matter protection may have on your ability to protect your intellectual property and successfully market any approved product candidate. Please additionally include the disclosure that you lack composition-of-matter protection in your intellectual property section on pages 77-78.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 4

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Initial Public Filing to include an additional risk factor. In addition, the Company has revised the disclosure on page 82 of the Initial Public Filing.

“If the FDA, EMA or other regulatory agencies fail to monitor and enforce...,” pages 31-32

8.	Comment: Please expand this risk factor to discuss, to the extent known to you, whether pyridoxamine is still available for sale from websites and other vendors as a dietary supplement. Please additionally clarify the extent to which regulatory authorities, including but not limited to the FDA, are able to restrict the international sale and shipment of pyridoxamine to U.S. customers and the related risks involved to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 33 of the Initial Public Filing.

Cautionary Note Regarding Forward-Looking Statements and Industry Data, page 40

9.	Comment: Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in the last paragraph of this section that you have not independently verified market and industry data obtained from third-party sources or your own internal company research could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Response: In response to the Staff’s comment, the Company has deleted these statements from the Initial Public Filing.

Business

General

10.	Comment: Please define and explain the significance of the following terms the first time they are used in this section:
•	reactive oxygen species (ROS);
•	reactive carbonyl intermediates (carbonyl stress);
•	glomerular filtration rate (GFR);
•	lipoxidation and lipoxidation intermediates;
•	hydroxyl radicals; and
•	redox transition metal ions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 5

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 65 and 66 of the Initial Public Filing.

11.	Comment: We note your statement on pages 1 that Pyridorin has “demonstrated evidence of efficacy in slowing the progression of diabetic nephropathy in preclinical models and in three Phase 2 clinical studies” and similar statements on pages 1, 2 and 61. Please revise this disclosure to make clear that your statements regarding “evidence of efficacy” are your own, are not based on the FDA’s or any other comparable governmental agency’s assessment of Pyridorin and do not indicate that Pyridorin will achieve favorable efficacy results in any later stage trials or that the FDA or comparable agency will ultimately determine that Pyridorin is effective for purposes of granting marketing approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 64 to replace the phrase “evidence of efficacy” with “preliminary evidence of efficacy” and has added the requested disclosure on pages 3 and 14 of the Initial Public Filing.

12.	Comment: In addition, when you refer to evidence of efficacy in connection with your preclinical testing, please limit your statements to any observed efficacy in animal, rather than human, test subjects.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Initial Public Filing.

13.	Comment: We also note your characterization of Pyridorin as “safe” several times on pages 65 and 71 in reference to clinical trial results. Because FDA approval is dependent on the agency making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe Pyridorin, or any of the dosages administered, as safe. Accordingly, please delete this wording throughout your prospectus, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 71 and 77 of the Initial Public Filing.

14.	Comment: You state on page 61 that your anticipated Phase 3 program will use a novel endpoint based on a 50% increase in serum creatinine and that “the use of this endpoint has the potential to reduce the cost of and time for completion of the Phase 3 program by approximately 50% over the cost and time for the traditional endpoint used in previous pivotal trials for diabetic nephropathy.” Please revise to clarify the basis for your estimate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 64 of the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 6

15.	Comment: Please clarify in your discussion of the preclinical trials, Phase 1 trials and Phase 2 trials whether you or a third party conducted and/or sponsored each of the trials. If a third party was responsible for conducting and/or sponsoring any trial, please identify the third party and explain your relationship, if any, to the party, its role in the trial, and why the party served in such role rather than the company. In addition, please indicate the dates during which each trial was conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67-77 of the Initial Public Filing.

16.	Comment: Please expand the introduction to your business section to briefly discuss the development of Pyridorin by BioStratum, your acquisition of any rights related to this product candidate, the extent of NephroGenex’s development efforts following the acquisition from BioStratum, and any other material information regarding the developmental history of the drug. Please also include this disclosure in your prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 64 of the Initial Public Filing.

Rationale for Development of Pyridorin, page 62

17.	Comment: Please replace the graphic on this page with a higher resolution and enlarged graphic and text to improve legibility.

Response: In response to the Staff’s comment, the Company has replaced the graphic on page 66 – Graphs 1 and 2 of the Initial Public Filing.

Preclinical Efficacy Results, page 63

18.	Comment: Please define rat serum albumin (RSA).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Initial Public Filing.

19.	Comment: Please replace the graphic on page 64 with a higher resolution and enlarged graphic and text to improve legibility.

Response: In response to the Staff’s comment, the Company has replaced the graphic on page 68 – Graphs 5 and 6 of the Initial Public Filing.

20.	Comment: In your discussion of the STZ-treated rat model of type 1 diabetic nephropathy, please define and explain the significance of the following terms the first time they are used:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 7

•	plasma creatinine;
•	albuminuria;
•	aminoguanidine; and
•	pepsin digestibility, AGE fluorescence, and carboxymethyllysine AGE content.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Initial Public Filing.

21.	Comment: Please discuss how improvement was measured, the specific results observed, and the level or absence of statistical significance for the following preclinical studies:
•	the AGE-albumin nephropathy study in rats;
•	the first and second STZ studies in rat models;
•	the second db/db 16-week mouse study;
•	the non-diabetic study in rats; and
•	the study in Type 2 diabetic KK-Ay/Ta mice.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67, 68 and 69 of the Initial Public Filing.

Preclinical Safety Summary, page 65

22.	Comment: Please define “P450 enzyme system” and explain the significance of the lack of evidence of it interacting with Pyridorin.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Initial Public Filing.

Clinical Safety Summary, page 65

23.	Comment: Please disclose whether there is an effective investigational new drug (IND) application for Pyridorin, and if so, please disclose the identity of the filer, the indication for which the IND was filed and the date of filing. If no IND was filed, please explain why.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Initial Public Filing.

24.	Comment: Please define the term “QT/QTc interval,” the limitations of the retrospective ECG analysis and explain the significance of Pyridorin’s lack of effect using “Fridericia’s and Bazett’s formula.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 8

25.	Comment: Please expand your disclosure regarding the various Phase 1 trials of Pyridorin to briefly discuss the following:
•	the location and design of the clinical trials, including the number of patients in each trial;
•	the specific results of the Phase 1 testing that led to the conclusion that advancement to Phase 2 testing was warranted; and
•	serious adverse events, if any, and the frequency with which they occurred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Initial Public Filing.

26.	Comment: Because PYR-206 was designed as a safety and tolerability study, rather than a study of efficacy, please discuss any limitations inherent in the post-hoc analyses performed on various efficacy parameters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Initial Public Filing.

27.	Comment: Please explain the distinction between the Intent to Treat patient population and patients with type 2 diabetes and baseline SCr ≥ 1.3 mg/dL.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Initial Public Filing.

28.	Comment: For each Phase 2 trial you discuss in this section, please include a discussion of serious adverse events observed, if any, and the frequency with which they occurred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Initial Public Filing.

PYR-205/207, page 67

29.	Comment: Please clarify the meaning of “trending toward significance” and explain how this differs from statistical significance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Initial Public Filing.

PYR-210, page 68

30.	Comment: Please revise to clarify what you mean by the statement that patients who were not on a stable regimen of SOC at screening “confounded” the results in the ITT population.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 9

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Initial Public Filing.

31.	Comment: Please clarify why the prior long term endpoint (time to SCr doubling or ESRD) required by the FDA “made it nearly impossible to evaluate the drug against a similar endpoint in a Phase 2 trial.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Initial Public Filing.

32.	Comment: Please make clear the criteria you used to identify Phase 2 patients most appropriate for your contemplated Phase 3 study.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Initial Public Filing.

33.	Comment: Please disclose the new, lower SCr increase-based endpoint and confirm that the FDA has agreed to this.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Initial Public Filing.

Acute Kidney Injury (AKI)

34.	Comment: Please replace the graphic on page 63 with a higher resolution and enlarged graphic and text to improve legibility.

Response: In response to the Staff’s comment, the Company has replaced the graphics on pages 67 and 80 of the Initial Public Filing.

Patents and Proprietary Rights Covering Our Drug Candidates, page 76

35.	Comment: Please clarify what you mean by your reference in this section to “the accelerated regulatory approval pathway” for your product candidate. To the extent you refer to the SPA negotiated with the FDA, please delete this statement. Although the clinical endpoint you are using may lead to faster approval for your product candidate than it otherwise would receive, this is not a certainty, and expedited approval by the FDA is not the purpose behind an SPA.

Response: In response to the Staff’s comment, the Company has deleted this statement from the Initial Public Filing.

36.	Comment: We note that you have method-of-use patents covering Pyridorin that will expire in 2016. Please expand disclosure to indicate what effects, if any, you expect these expirations to have on your ability to protect your intellectual property and what steps, if any, you plan to take to mitigate such effects. Please additionally include such expanded disclosure in the risk factor regarding intellectual property on page 29.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 10

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 83 of the Initial Public Filing.

License Agreements

Kansas University Medical Center (KUMC) Exclusive License Agreement, pages 78-79

37.	Comment: Please disclose the following additional information in your discussion of this agreement:
•	aggregate future potential milestone amounts you may pay;
•	other provisions by which KUMC may terminate the license; and
•	any other material provisions, including significant payment obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 86 and 87 of the Initial Public Filing.

The South Carolina Research Foundation (SCRF) Exclusive License Agreement, pages 79-80

38.	Comment: Please disclose the following additional information in your discussion of this agreement:
•	The amounts, if material, of the annual license fee you must pay for each year you market Pyridorin and the one-time sub-license fee;
•	aggregate future potential milestone amounts you may pay;
•	the expiration date of the patent to which the duration of the agreement is tied;
•	other provisions by which SCRF may terminate the agreement; and
•	any other material provisions, including significant payment obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of the Initial Public Filing.

Vanderbilt University (VU) Exclusive License Agreement, page 80

39.	Comment: Please disclose the following additional information in your discussion of this agreement:
•	aggregate future potential milestone amounts you may pay;
•	other provision by which VU may terminate the agreement; and
•	any other material provisions, including significant payment obligations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 11

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Initial Public Filing.

BioStratum, Inc. (BioStratum) Grant Back License Agreement

40.	Comment: Please disclose the following additional information in your discussion of this agreement:
•	the specific patents and patent applications licensed to BioStratum;
•	any applicable royalty rates;
•	any milestone payment obligations and the aggregate amounts that may be paid or payable under such provisions;
•	material provisions governing duration and termination; and
•	any other material provisions, including significant payment obligations.

Please additionally confirm, if true, that any rights retained by BioStratum to Pyridorin and AGE inhibitor products are limited solely to Japan, Taiwan, Korea and China, and that there are no provisions in the agreement that might allow for any other licensure rights to revert back to BioStratum.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Initial Public Filing.

Security Ownership of Certain Beneficial Owners and Management, page 104

41.	Comment: In footnotes 7 and 8 to your beneficial owners table, please identify the natural person(s) holding sole or shared beneficial ownership of the shares held by Rho Ventures and BioStratum, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Initial Public Filing.

Shares Eligible for Future Sale, page 114

42.	Comment: Once available, please file the form of lock-up agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment. The form of lock-up agreement (which will be filed as an exhibit to the form of underwriting agreement) will be submitted as an exhibit to a future amendment to the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 12

Audited Financial Statements

Notes to Financial Statements

Note D – Note Payable, page F-10

43.	Comment: You disclose that “if the Company has a liquidation event, as defined, prior to the maturity date of the notes and the notes are not converted, the Company will be obligated to pay the holders of the notes an amount equal to twice the amount of the unpaid principal amount of the notes plus accrued interest.” Please disclose the liquidation events, as defined and provide a description of your accounting for this feature. Reference for us the authoritative literature you rely upon to support your accounting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Initial Public Filing.

The Company considered ASC 450 “Contingencies” in accounting for this feature and does not believe that any accounting for this feature was necessary as a liquidation event is not probable. Furthermore, the Company has considered the liquidation preference in light of ASC 815 “Derivatives and Hedging” and determined that these rights do not meet the definition of a derivative.

44.	Comment: You disclose on page 109 that all of your convertible notes (other than the August 2013 notes) have been amended and the maturity date has been extended to December 31, 2013. Please disclose herein the original maturity dates and your accounting treatment for the changes in the maturity dates. Provide us your analysis for your accounting with reference to authoritative literature.

Response: The Company considered ASC 470-50 “Modifications and Extinguishments,” and determined that there was not a substantial modification of terms resulting from the maturity date being extended and thus no accounting treatment was necessary as a result of the modification of terms. The analysis below demonstrates that the difference in present value of the cash flows as compared to the present value of the remaining cash flows under the original debt is less than 10%.

The table below was created to quantify the change in the present value of cash flows before and after the maturity dates of the convertible notes were extended in consideration of ASC 470-50. The present value of cash flows did not change by at least 10% from any of the amendments to the maturity dates.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 13

	Note	Note	Note	Note	Note	Note
	1	2	3	4	5	6
Face amount of note	$300,000	$1,800,000	$533,538	$721,284	$512,048	$750,000
Issuance date of note	6/10/2011	8/22/2011	6/29/2012	10/19/2012	2/11/2013	4/25/2013
Original maturity date	11/1/2011	6/30/2012	6/29/2013	4/19/2013	8/11/2013	10/25/2013
Amendment date	8/22/2011
PV cash flows at amendment date	$304,715
Extended maturity date	6/30/2012
PV cash flows with amended terms	$303,864
Change in PV of cash flows	-0.28%

Amendment date	6/29/2012	6/29/2012
PV cash flows at amendment date	$325,310	$1,923,063
Extended maturity date	6/29/2013	6/29/2013
PV cash flows with amended terms	$322,544	$1,908,672
Change in PV of cash flows	-0.85%	-0.75%

Amendment date	4/25/2013	4/25/2013	4/25/2013	4/25/2013	4/25/2013
PV cash flows at amendment date	$344,402	$2,038,016	$568,116	$750,056	$520,031
Extended maturity date	10/25/2013	10/25/2013	10/25/2013	10/25/2013	10/25/2013
PV cash flows with amended terms	$343,118	$2,031,036	$566,960	$749,453	$519,644
Change in PV of cash flows	-0.37%	-0.34%	-0.20%	-0.08%	-0.07%

Amendment date	8/15/2013	8/15/2013	8/15/2013	8/15/2013	8/15/2013	8/15/2013
PV cash flows at amendment date	$351,590	$2,081,180	$580,958	$767,956	$532,473	$768,101
Extended maturity date	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013
PV cash flows with amended terms	$350,768	$2,076,664	$580,140	$767,103	$532,052	$767,655
Change in PV of cash flows	-0.23%	-0.22%	-0.14%	-0.11%	-0.08%	-0.06%

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 14

Financial Statements for the nine months ended September 30, 2013, unaudited

Notes to Financial Statements

Note E – Stockholder’s Deficiency

Warrant 1 and 2, page F-31

45.	Comment: Please provide us an analysis supporting your fair value of warrant 2 of $201,598 at September 30, 2013. In your response, explain how the apparent increase in your common stock evidenced by your proposed IPO range of $12 - $14 per share was considered.

Response: Upon review, the value of Warrant 2 had been recorded incorrectly. The value of Warrant 2 has been revised to $4,001,801 at September 30, 2013. Such valuation has been obtained by using a new valuation of the Series A Preferred Stock at $0.44 per share as of such date and multiplying this by 9,002,278, the amount of shares subject to Warrant 2. The Company has revised the disclosure on pages 9, 51, F-22, F-26 and F-34 of the Initial Public Filing to reflect this change.

Note F – Stock Option Plan, page F-33

46.	Comment: Please disclose herein or in MD&A under critical accounting policies and estimates each significant factor contributing to the difference between the fair value of $0.31 per common share used to value stock options granted during the nine months ended September 30, 2013 and the estimated IPO price of $12.00 - $14.00. Also, indicate if you obtained a contemporaneous valuation by an unrelated valuation specialist to determine the valuation of your common stock.

Response: Upon review, we had an independent third-party conduct a valuation of our common stock as of December 15, 2013, and the common stock has been valued at $0.89 per share as of such date. The fair value of our common stock used to value stock options remains at $0.31 per share as of September 30, 2013 because that was determined to be the fair market value of the common stock on May 2, 2013, the last date of grant. The estimated IPO price of $12.00-$14.00 per share reflects a reverse stock split, which as of the date of this letter, is expected to be approximately1:4, and which the Company plans to implement prior to effectiveness of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 15

This IPO price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally similar companies and preliminary discussions with the underwriters regarding potential valuations of the Company. Further, as of September 30, 2013, there remained substantial uncertainty regarding the likelihood of a successful IPO as well as the price of any potential IPO, and the indication of a price range in the Registration Statement is not indicative that a transaction will be consummated at that price or at all. The appreciation in stock value from $0.31 per share as of September 30, 2013 to $0.89 per share as of December 15, 2013 principally reflects the fact that the likelihood of a successful IPO has increased and the likelihood of bringing an approved drug to the market increased.

Specifically, we believe that the difference between the fair value of $0.31 per common share used to value stock options granted during the nine months ended September 30, 2013 and the midpoint of the estimated price range for the offering is primarily the result of the following company specific and external factors:

Key business milestones:

•	On November 7, 2013 and December 12, 2013, the Company hired Pierre Legault as Chief Executive Officer and John Hamill as Chief Financial Officer, respectively. Each of Mr. Legault and Mr. Hamill are experienced executives with extensive experience in the biotechnology sector.
•	In October 2013, we hired the underwriter for our IPO and conducted an organizational meeting.
•	In November 2013, we made an initial confidential submission of a draft registration statement on Form S-1 for our IPO.
•	Based upon preliminary discussions with our investors and potential investors, we believe there will be interest in investing in a company with our profile and at our stage of development.
•	In December 2013, we entered into a Manufacturing Agreement with Patheon to formulate adequate drug product to initiate our Phase 3 trial.
•	In November and December 2013, we raised $1.0 million and $1.65 million of additional funding through the issuance of convertible notes.
•	While we entered into an SPA with the FDA in April 2013, until we begin our Phase 3 trial and know that we have the funds to proceed, it is our view that the values of the SPA will not have been realized.
•	The expected proceeds from the IPO greatly enhance our ability to conduct the clinical trials contemplated by the SPA referenced above.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission December 23, 2013 Page 16

Market and other external factors:

•	Since September 30, 2013, the market conditions specific to the biotechnology industry continue to perform well and have demonstrated receptivity to investing in earlier stage biotechnology companies, as evidenced by the NASDAQ Biotechnology Index, which was up approximately 17% during the third quarter of 2013.
•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock and outstanding convertible notes each converted into common stock in connection with the initial public offering; and, therefore excludes any discount for lack of marketability of our common stock, which was factored into our estimated value on September 30, 2013.
•	Upon closing of this offering, all outstanding shares of preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

47.	Comment: As to each sale of convertible notes, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available as required by Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3 of the Initial Public Filing.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik @mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

NephroGenex, Inc.

Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

Daniel Bagliebter, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.